UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14f-1
Information Statement Pursuant to Section 14(f) of the Securities
Exchange Act of 1934 and Rule 14f-1 Thereunder
Jasper Ventures Inc.
(Exact name of registrant as specified in its charter)
Nevada
(State or other jurisdiction of incorporation)

333-148735	27-1059260

(Commission File Number)	(IRS Employer Identification No.)

2309 Nevada Boulevard
Charlotte, North Carolina	28273

(Address of principal executive offices)	(Zip Code)
704-494-7800
(Registrant’s telephone number, including area code)

Jasper Ventures Inc.
2309 Nevada Boulevard
Charlotte, North Carolina 28273
October 8, 2009
To Our Stockholders:
The purpose of this letter is to inform you that a change in the majority of our board of directors was effected as of September 30, 2009 in connection with a reverse merger transaction, as more fully described in the accompanying Information Statement.
Please read the accompanying Information Statement carefully, which is for information purposes only. You are not requested to take any action with respect to the matters described in the Information Statement. Because the appointments of the new directors were effected by our board of directors in accordance with applicable provisions of the Nevada Revised Statutes and our articles of incorporation and bylaws, we are not asking for a proxy and you are requested not to send us a proxy.

By Order of the Board of Directors, /s/ Brad C. Glosson
Brad C. Glosson
Chief Executive Officer

JASPER VENTURES INC.
2309 Nevada Boulevard
Charlotte, North Carolina 28273
INFORMATION STATEMENT
Pursuant to Section 14(f) of the Securities
Exchange Act of 1934 and Rule 14f-1 Thereunder
YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS, HOWEVER, IS REQUESTED NOR REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.
We are mailing this Information Statement to our stockholders on or about October 8, 2009 to inform our stockholders of a change in the majority of our board of directors in connection with a reverse merger transaction described in more detail below.
BACKGROUND INFORMATION
Reverse Merger Transaction
On October 7, 2009, we filed a Current Report on Form 8-K to report a reverse triangular merger transaction (the “Merger”), in which Jasper Ventures Inc., a Nevada corporation, caused Jasper Merger Sub Inc., a Delaware corporation and newly created, wholly-owned subsidiary of Jasper Ventures, to be merged with and into DesignLine International Corporation, a Delaware corporation (“Former DesignLine”). Former DesignLine is a leading manufacturer of hybrid, electric, alternative fuel and diesel mass transit buses, as well as electric trolleys. Following the Merger, we caused Former DesignLine, our new wholly-owned subsidiary, to merge with and into Jasper Ventures, with Jasper Ventures surviving (the “Consolidation”).
As a result of the Merger, Former DesignLine became a wholly-owned subsidiary of Jasper Ventures, with Former DesignLine’s former stockholders acquiring a majority of Jasper Ventures’ outstanding shares. The Merger was accounted for as a recapitalization effected by a merger, in which Former DesignLine is considered the acquirer for accounting and financial reporting purposes. Accordingly, the assets and liabilities of Jasper Ventures have been brought forward at their book value and no goodwill has been recognized. In connection with the Merger, we also changed our previous fiscal year end of October 31 to the fiscal year end of Former DesignLine. The new fiscal year is based on 13 weeks of production in each fiscal quarter. The fiscal year begins in the month of January. The production week begins on Sunday and ends on Saturday. Under this method, our fiscal year end is the Saturday that falls closest to the last day of the fiscal year month end. For the 2009 fiscal year, our fiscal year end will be on Saturday, January 2, 2010.
Immediately prior to the Merger, there were 6,160,000 shares of Jasper Ventures common stock outstanding. Prior to the Merger, Former DesignLine acquired 5,000,000 shares of Jasper Ventures common stock from the then controlling stockholder of Jasper Ventures in exchange for (a) $300,000 in cash and (b) the obligation to issue 126,385 shares of Jasper Ventures common stock, which represent a 2% ownership interest based on our capitalization immediately following the Merger and Consolidation (discussed below). Following the Merger, we (i) cancelled the 5,000,000 shares of Jasper Ventures common stock acquired by Former DesignLine; (ii) issued an aggregate of 5,032,905 shares of Jasper Ventures common stock to the former stockholders of Former DesignLine in exchange for their shares of Former DesignLine common stock at the ratio of one share of Jasper Ventures common stock for every seven shares of Former DesignLine common stock; and (iii) issued the 126,385 shares of Jasper Ventures common stock to the former controlling stockholder of Jasper Ventures. These issuances were made pursuant to an exemption from registration requirements provided by Section 4(2) of the Securities Act of 1933, as amended, and Regulation D promulgated thereunder. These securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

On October 1, 2009, our board of directors declared a stock dividend to stockholders of record at the close of business on October 5, 2009 on a pro rata basis, consisting of six shares of our common stock for each outstanding share, or a total of approximately 37,915,738 shares of common stock. As a result of this distribution, we will have 44,235,028 shares of common stock outstanding following the expiration of the notice period required under applicable FINRA regulations.
Unless otherwise indicated or the context otherwise requires, all share information herein provided as of the date hereof gives effect to the stock dividend, which will become effective upon the expiration of the notice period required under applicable FINRA regulations.
Reincorporation into Delaware from Nevada
We plan to complete a reincorporation of our company into Delaware from Nevada by merging with and into a newly created, wholly-owned subsidiary to be formed in Delaware for the sole purpose of effecting the reincorporation (the “Reincorporation”). In connection with the Reincorporation, we will change our name from “Jasper Ventures Inc.” to “DesignLine Corporation.” We are filing today a preliminary Information Statement on Schedule 14C to furnish information regarding the Reincorporation, which has been approved by the written consent of the holders of approximately 81% of our outstanding common stock as of September 30, 2009. The Reincorporation will not be effected until a date at least 20 days after the date on which we mail the definitive Information Statement to our stockholders.
The above description of the material terms of the Merger, the Consolidation and the Reincorporation is qualified in its entirety by reference to the more detailed discussions included in our Current Report on Form 8-K dated October 5, 2009 and the full text of the Agreement and Plan of Merger, a copy of which was attached thereto as Exhibit 10.1.
VOTING SECURITIES
Following the Merger and after giving effect to the stock distribution described above, which will become effective upon the expiration of the notice period required under applicable FINRA regulations, there are 44,235,028 shares of common stock outstanding as of October 6, 2009. Each share of our common stock entitles the holder to one vote on all matters. All of the shares of common stock vote as a single class.
CHANGE IN CONTROL
In connection with the Merger, effective September 29, 2009, Jean Smith and Allen Bond resigned as our directors. Ms. Smith also resigned as our Chief Executive Officer, Chief Financial Officer, President, Secretary and Treasurer, effective September 29, 2009.
On September 30, 2009, Mr. Meuse, as the then sole director of our board, appointed Mr. Glosson to serve as a director and as our new Chief Executive Officer, President and Secretary and also appointed William Cave as our new Chief Financial Officer and Treasurer, each effective immediately. Mr. Meuse subsequently resigned as a director, and Mr. Glosson, as the then sole director of our board, appointed James G. Martin to serve as an additional director to replace Mr. Meuse and to serve as the Chairman of the board, effective September 30, 2009. Please refer to the information set forth under the caption “Directors and Executive Officers” below for more information regarding the new members of our board of directors and our executive officers following the Merger.

DIRECTORS AND EXECUTIVE OFFICERS
Directors
Immediately following the Merger, our board of directors consisted of two members, Mr. Glosson and Dr. Martin. Additional information about each director’s principal occupation and business experience during at least the past five years follows the table below.
Following the Reincorporation, we plan to expand our board to nine members, appoint seven members to fill the existing vacancies, establish a compensation committee, nominating and governance committee, audit committee and executive committee and adopt a written charter for each of these committees.

Name	Age	Position

James G. Martin, Ph.D.	73	Chairman of the Board
Brad C. Glosson	38	Director
James G. Martin, Ph.D., became a member of our board of directors effective September 30, 2009. Dr. Martin was a member of Former DesignLine’s board of directors since 2006. Since July 2008, Dr. Martin has served as Senior Advisor of McGuire Woods Consulting, a full service public affairs firm. From 1993 until 2008, Dr. Martin was Vice President of Carolinas HealthCare System. Before 1993, Dr. Martin was a member of the U.S. House of Representatives from 1973 to 1984 and the Governor of the State of North Carolina from 1985 to 1993. Dr. Martin is founding Chairman of the North Carolina Global TransPark in Kinston, North Carolina, the Charlotte Regional Advisory Committee of the North Carolina Biotechnology Center, the Nutrition Research Center at the North Carolina Research Campus in Kannapolis, North Carolina and the Charlotte Area Science Network. He is also a director of Family Dollar Stores, Palomar Medical Technologies and the North Carolina Capital Management Trust. He serves on the boards of the Charlotte Symphony Orchestra, the North Carolina Masonic Foundation and the Joe Martin ALS Foundation. Dr. Martin received his B.S. degree in Chemistry from Davidson College and Ph.D. degree in Organic Chemistry from Princeton University.
Brad C. Glosson was Former DesignLine’s Chief Executive Officer and President since August 2006. In connection with the Merger, Mr. Glosson became our Chief Executive Officer, President and Secretary effective September 29, 2009 and our director effective September 30, 2009. Mr. Glosson was a member of Former DesignLine’s board of directors since 2006. Before joining us, Mr. Glosson was the President of Eagle Limited, a company focused on international investment, consulting and residential resort developments, from January 2002 to August 2006. In that role, Mr. Glosson managed real estate development projects, negotiated and structured acquisitions of companies up to $1.5 billion in revenue and assisted companies with management and restructuring. From June 1998 to December 2001, Mr. Glosson served as the General Counsel and then the Chief Operating Officer for Emirates Palomar Medical Technology Services. Mr. Glosson received his Bachelor of Arts from Davidson College and a Juris Doctor from Wake Forest University.

Management
The table below provides information regarding our executive officers following the Merger. Additional information about each executive officer’s principal occupation and business experience during at least the past five years follows the table. Because Mr. Glosson, our Chief Executive Officer, is also a director, we have provided his biographical information above.

Name	Age	Position

Brad C. Glosson	38	Chief Executive Officer, President, Secretary and Director
William Cave	49	Chief Financial Officer and Treasurer
James Dolan	52	President of DesignLine USA, LLC
Andrew Green	47	President of DesignLine International Holdings (NZ)
John Turton	58	Executive Vice President, Research and Development
Don Makarius	56	Executive Vice President, Engineering
John Schroeder	64	Executive Vice President, Customer Relations and Service
William Cave has been Former DesignLine’s Chief Financial Officer since March 2009. In connection with the Merger, Mr. Cave became our Chief Financial Officer and Treasurer effective September 29, 2009. Mr. Cave has over 20 years of experience in leading financial organizations in large and small companies across multiple industries. Before joining us, Mr. Cave worked with Hunt Private Equity, Springs Industries, Polyone, RJR Nabisco and Durr-Fillauer Medical. From November 2000 to February 2007, he served as the Vice President and Corporate Controller for Springs Industries, Inc., a global supplier of home furnishings and specialty fabrics. From February 2007 to September 2008, Mr. Cave served as the Chief Financial Officer for New Poseidon Enterprises, LLC, a wholesale seafood distributor. In December 2008, an involuntary Chapter 7 bankruptcy petition was filed against New Poseidon Enterprises. Mr. Cave holds a B.S. degree in Accounting from Bryan College and an MBA in Finance from the University of Tennessee.
James Dolan became the President of Former DesignLine USA in May 2009. Mr. Dolan has over 24 years of manufacturing experience with more than 15 years in senior management roles. Before joining Former DesignLine, Mr. Dolan served as the Executive Director of Operations for Force Protection, Inc. from September 2006 to October 2008, where he had full profit and loss responsibility for the MRAP (Mine Resistant Ambush Protected) vehicle and ILAV (Iraqi Light Armored Vehicle) programs. Mr. Dolan also served as the Vice President of Operations for American LaFrance Corporation in 2006 and managed six assembly locations, which built vocational, fire and medical emergency vehicles. From 2000 to 2006, Mr. Dolan served as the Plant Manager for AM General LLC. Mr. Dolan received the Chairman’s Accomplishment Award from AM General for the “green field” start-up of the H2 plant and the J.D. Powers and Associates 2005 award for making the H2 the “Most Improved Brand.” Mr. Dolan has also worked for General Motors (1985 – 1990), Mack Truck (1990 – 1998) and Hyundai (1998 – 2000), building a variety of vehicles.
Andrew Green became the President of Former DesignLine NZ in October 2008. Mr. Green has over 20 years of experience in senior executive positions across the sales distribution, service support and engineering fields. Before joining us, Mr. Green was the General Manager of Goughs, a division of Gough Gough and Hammer that specializes in the sales and service of Caterpillar equipment throughout New Zealand, from March 1997 to June 2007. During his career, Mr. Green has attended executive development programs at The Carnegie Mellon University in Pittsburgh and the Kellogg School of Management at Northwestern University in Chicago.
John Turton has been Former DesignLine’s Executive Vice President, Research and Development since March 2007. Mr. Turton is the founder of Former DesignLine and previously served as the Managing Director of DesignLine NZ. Mr. Turton is a certified Mechanic and Coach Builder and a recipient of the New Zealand Order of Merit for Business.

Don Makarius has been Former DesignLine’s Executive Vice President, Engineering since September 2007. Mr. Makarius has over 30 years of experience in global technology development and research in the transportation industry. Mr. Makarius is a pioneer and national award winner in the fields of alternative fuels and related programs as well as in the field of composites engineering. He has worked with NASA on several projects including the Space Shuttle and Star Wars heat shield and laser development. Mr. Makarius holds four patents, has published numerous papers, is Six Sigma Master Black Belt certified and has DOD/DOE clearance. Mr. Makarius received his MBA from Alameda University in International Business and Project Management and his BSBA from Franklin University in Engineering Technology, Business Management and Marketing.
John Schroeder has been Former DesignLine’s Executive Vice President, Customer Relations and Service since April 2009. Mr. Schroeder has over 40 years of experience in managing and directing manufacturing operations in the rail transit, bus and coach and aerospace industries. Before joining Former DesignLine, Mr. Schroeder served as the Vice President of Manufacturing for ALSTOM (formerly Morrison Knudsen) from 1993 to 2006 and was responsible for manufacturing high speed rail cars. He also served as the Vice President of Manufacturing and Operations for Fokker Aerospace from 1989 to 1993; the Vice President of Operations for Fairchild from 1984 to 1987; Director of Operations and Manufacturing for Fairchild from 1979 to 1984; and Plant Manager for Grumman Aerospace from 1973 to 1979, during which he was responsible for a portion of the Lunar Module Program. Mr. Schroeder is a member of the American Institute of Industrial Engineering and a senior member of the Society of Manufacturing Engineers.

EXECUTIVE COMPENSATION
Compensation of Executive Officers
The following Summary Compensation Table provides all compensation paid, distributed or accrued for the years ended December 31, 2008 and 2007, including salary and bonus amounts, for services rendered in all capacities by all individuals who served as our principal executive officer during 2008, our two most highly compensated executive officers (other than the principal executive officer) who were serving as executive officers at the end of 2008, and up to two additional individuals as appropriate under applicable SEC rules. These individuals are our “named executive officers.”
Summary Compensation Table for 2008 and 2007

						All Other
Name and Principal		Salary		Bonus		Compensation	Total
Position	Year	($)		($)		($) (2)	($)

Brad C. Glosson	2008	253,530	(1)	—		19,617	273,147
Chief Executive Officer,	2007	240,000		—		13,740	253,740
President and Secretary

William W. Hodge (3)	2008	120,000		—		—	120,000
Former Chief Financial Officer	2007	120,000		—		—	120,000

Garner R. Bailey (4)	2008	164,970		—		10,373	175,343
Former Chief Financial Officer,	2007	118,000		—		—	118,000
Former President of DesignLine USA and Former President of DesignLine NZ

John W. Schroeder (5)	2008	156,198		—		—	156,198
Former President of DesignLine NZ

Andrew Green (6)	2008	67,877		35,725	(7)	10,718	114,320
President of DesignLine NZ

(1)	Effective October 1, 2008, Mr. Glosson’s annual salary for his services as Chief Executive Officer increased from $240,000 to $300,000 as provided in his employment agreement, which is described in more detail below.

(2)	Reflects health insurance premiums we paid for the named executive officers as noted above.

(3)	Mr. Hodge served as our Chief Financial Officer through February 28, 2008. Mr. Hodge’s employment with the Company ended on April 30, 2009.

(4)	Mr. Bailey served as the President of DesignLine NZ from March 1, 2007 to December 31, 2007; as the President of DesignLine USA from March 1, 2008 to May 4, 2009; and as our Chief Financial Officer from March 1, 2008 to March 27, 2009. His position as an officer of our company was terminated effective as of May 4, 2009. Subsequently, Mr. Bailey entered into an employment agreement with us to serve as an advisor to our Chief Executive Officer effective June 1, 2009. The terms of his employment agreement are described in more detail below.

(5)	Mr. Schroeder served as the President of DesignLine NZ from January 1, 2008 to September 28, 2008. Mr. Schroeder currently serves as Executive Vice President, Customer Relations and Service.

(6)	Mr. Green became the President of DesignLine NZ effective September 29, 2008.

(7)	Reflects one-time signing bonus in connection with his appointment as the President of DesignLine NZ.
Compensation Arrangements for Current Executive Officers
The table below lists our current executive officers. Additional information about each of our current executive officers’ principal occupation and business experience during at least the past five years is provided under the caption “Directors and Executive Officers” above.

Name	Title

Brad C. Glosson	President, Chief Executive Officer, Secretary and Director

William Cave	Chief Financial Officer and Treasurer

James Dolan	President of DesignLine USA

Andrew Green	President of DesignLine NZ
Employment Agreement with Brad C. Glosson
In connection with Mr. Glosson’s appointment as our Chief Executive Officer, we entered into an employment agreement with him as of April 27, 2007, which was subsequently amended effective May 1, 2009. The agreement has an initial term of three years commencing on April 27, 2007, automatically renewing for three year terms, until terminated by either party. As amended, the agreement provides for an annual base salary of $240,000 for the first 18 months beginning on April 27, 2007 with automatic increases to $300,000 after the first 18 months, to $360,000 at the second anniversary date, to $420,000 after 30 months and to $480,000 at the third anniversary date of the agreement. Thereafter, all subsequent increases of annual base salary will be determined at the discretion of the board. The agreement also provides for certain other employment benefits and reimbursement for any reasonable expenses and includes covenants by Mr. Glosson regarding confidentiality, competition and solicitation of our employees, agents or representatives. In addition to the base salary described above, Mr. Glosson is eligible to receive additional cash incentive compensation on an annual basis in the amounts and at the times specified in the agreement based on EBITDA- and production-based targets established by our board of directors from time to time.
Employment Agreement with William Cave
In connection with Mr. Cave’s appointment as our Chief Financial Officer, we entered into an employment agreement with him as of March 27, 2009, which was subsequently amended effective May 15, 2009. The agreement has a term of three years commencing on March 27, 2009 and ending on March 27, 2012, subject to earlier termination in certain circumstances. As amended, the agreement provides for an annual base salary of $230,000 for the first six months beginning on March 27, 2009 with automatic increases to $240,000 after the first six months and to $260,000 after the first anniversary date. The agreement also provides for certain other employment benefits and reimbursement for any reasonable expenses and includes covenants by Mr. Cave regarding confidentiality, competition and solicitation of our employees, agents or representatives. In addition to the base salary described above, Mr. Cave is eligible for (a) an annual performance bonus at the sole discretion of the Chief Executive Officer; (b) participation in a bonus plan in an amount determined by the Chief Executive Officer; and (c) any senior management stock or profit sharing plan.

Employment Agreement with James Dolan
In connection with Mr. Dolan’s appointment as the President of DesignLine USA, LLC, we entered into an employment agreement with him as of May 25, 2009. The agreement has a term of three years commencing on May 25, 2009 and ending on May 25, 2012, subject to earlier termination in certain circumstances. The agreement provides for an annual base salary of $190,000 with automatic increases to $200,000 at the first anniversary date and to $220,000 at the second anniversary date of the agreement. The agreement also provides for certain other employment benefits and reimbursement for any reasonable expenses and includes covenants by Mr. Dolan regarding confidentiality, competition and solicitation of our employees, agents or representatives. In addition to the base salary described above, Mr. Dolan is eligible to receive additional cash incentive compensation on an annual basis in the amounts and at the times specified in the agreement based on EBITDA- and production-based targets established by our board of directors from time to time.
Employment Agreement with Andrew Green
In connection with Mr. Green’s appointment as the President of DesignLine NZ, we entered into an employment agreement with him as of July 16, 2008, which was subsequently amended effective May 1, 2009. The amended agreement has an initial term of three years commencing on September 27, 2009 and ending on October 1, 2011, subject to earlier termination in certain circumstances. As amended, the agreement provides for an annual base salary of $480,000 NZD, or approximately $325,000 USD based on a conversion rate as of August 14, 2009. The agreement also provides for certain other employment benefits and reimbursement for any reasonable expenses and includes covenants by Mr. Green regarding confidentiality, competition and solicitation of our employees, agents or representatives. In addition to the base salary described above, Mr. Green is eligible to receive additional cash incentive compensation on an annual basis in the amounts and at the times specified in the agreement based on EBITDA- and production-based targets established by our board of directors from time to time. Because we did not meet any of the applicable target performance goals, Mr. Green did not receive any additional cash incentive compensation in 2008.
Severance and Change-of-Control Arrangements
Each of the employment agreements described above with our current executive officers has the same severance arrangements, which provide for various payments upon cessation of employment, depending on the circumstances. Under each agreement, we will pay our executive officers their respective base annual salary accrued and reimburse reasonable expenses incurred up to the date of voluntary termination by the executive officer or termination for cause. “Cause” means: (a) the conviction for, or plea of nolo contendere to a charge of, commission of a felony or a crime involving moral turpitude; (b) embezzlement or misappropriation of our funds or property; (c) use of alcohol or drugs to an extent that it substantively interferes with the performance of employment responsibilities; (d) breach of covenants; (e) willful failure or refusal to perform those duties reasonably assigned or delegated by the board or Chief Executive Officer, as applicable, or otherwise breach of a material term of the agreement; or (f) failure or refusal to meet the board mandated budget and production targets for certain period of time. In case of termination by reason of death or disability, we will pay the base annual salary accrued and reimburse reasonable expenses incurred up to the date of such termination in a lump sum payment within 30 days following such termination and, in case of disability, will continue to maintain basic health and dental insurance and related medical expenses coverage during the 12 month period following such termination.
Each of the employment agreements with our current executive officers also has a substantially similar “Change-of-Control” provision. Under each agreement, a “Change-of-Control” means a sale of the Company, which involves the transfer of over 50% of our capital stock or sale of substantially all of our assets to a single unrelated entity during the employment. Upon occurrence of a change-of-control event Mr. Glosson and Mr. Green are entitled to receive an amount equal to three times their respective annual base salary, payable within 60 days of the event, and will no longer be subject to their respective non-compete covenant; Mr. Cave is entitled to receive an amount equal to two times his annual base salary; and Mr. Dolan is entitled to receive an amount equal to three times his annual base salary.

Employment Agreement with Former Chief Financial Officer Garner Bailey
As of June 1, 2009, we entered into an employment agreement with Mr. Bailey, our former Chief Financial Officer and the former President of DesignLine USA and DesignLine NZ. The agreement provides that Mr. Bailey will serve as a strategic advisor to our Chief Executive Officer for a term of one year until May 31, 2010, subject to earlier termination in certain circumstances. During the term of the agreement, we agreed to (a) pay Mr. Bailey $7,000 per month; (b) provide certain other employment benefits such as medical, life insurance and disability benefits; and (c) reimburse him for any reasonable business expenses incurred in the performance of his duties under the agreement. The agreement includes covenants by Mr. Bailey regarding confidentiality and solicitation of our customers, suppliers and employees. In connection with Mr. Bailey’s employment agreement, on September 30, 2009, we granted Mr. Bailey 30,000 restricted shares of our common stock. We have the right to repurchase all of the 30,000 restricted shares (at an aggregate purchase price of the lesser of $3.00 and the then current fair market value of the shares) if we terminate Mr. Bailey for cause or if Mr. Bailey terminates his employment prior to May 31, 2010. If we continue to employ Mr. Bailey on May 31, 2010, then all of the 30,000 restricted shares will vest and our repurchase right will lapse.
Compensation of Directors
The following table provides a summary of the compensation we paid in 2008 to our directors (other than our named executive officers). The table includes any person who served during 2008 as a director (other than our named executive officers), even if he is no longer serving as a director. Mr. Brad Glosson did not receive any compensation for serving as a director.
Director Compensation For 2008

	Fees Earned	All Other
	or Paid in Cash	Compensation	Total
Name	($)	($)	($)

William Beck (1)	25,000	—	25,000
Buster C. Glosson (2)	25,000	166,654	191,654
Wesley Jones (3)	25,000	—	25,000
James G. Martin (4)	25,000	—	25,000
Hugh McColl (5)	25,000	—	25,000
John Turton (6)	—	142,900	142,900

(1)	Mr. Beck was elected as a director in August 2006, and served until July 22, 2009, when we converted from a limited liability company to a corporation.

(2)	General Glosson was elected as a director in August 2006, and served until July 22, 2009, when we converted from a limited liability company to a corporation. The amount of $166,654 in the All Other Compensation column includes additional compensation of $129,000 that we paid General Glosson for his consulting services related to business development during 2008 and a total of $37,654 in company-paid medical benefits.

(3)	Mr. Jones was elected as a director in August 2006, and served until July 22, 2009, when we converted from a limited liability company to a corporation.

(4)	Dr. Martin was elected as a director in August 2006, and is currently serving the Chairman of the board.

(5)	Mr. McColl was elected as a director in August 2006, and served until February 24, 2009, when he resigned from our board of directors.

(6)	Mr. Turton was elected as a director in August 2006, and served until July 22, 2009, when we converted from a limited liability company to a corporation. Mr. Turton also serves as our Executive Vice President, Research and Development. In connection with his appointment as our Executive Vice President, Research and Development, we entered into an employment agreement with Mr. Turton on March 26, 2007, which is described in more detail below under the caption “Certain Relationships and Related Transactions and Director Independence — Employment Agreement with Certain Stockholder.” Under this agreement, we paid Mr. Turton approximately $142,900 USD in 2008. Mr. Turton did not receive any compensation for serving as a director.
Except as otherwise noted above, we pay our directors an annual fee of $25,000 for attendance, in person or by telephone, at meetings of the board of directors. In addition to the compensation described above, we reimburse our directors for reasonable travel expenses and out-of-pocket expenses incurred in connection with their activities on our behalf. These reimbursements are not reflected in the table above.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
The following table describes the beneficial ownership of shares of our common stock as of October 6, 2009 for:
•	each person or entity known by us to be the beneficial owner of more than 5% of the outstanding shares of common stock;

•	each director and our named executive officers; and

•	our directors and executive officers as a group.
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of our common stock that may be acquired upon exercise of stock options or warrants that are currently exercisable or that become exercisable within 60 days after the date indicated in the table are deemed beneficially owned by the holders. Subject to any applicable community property laws and except as noted in the footnotes, each person named in the table below owns all shares directly and has sole voting and investment power with respect to all shares indicated as beneficially owned by them.
Except as otherwise provided below, the address of each of the persons listed below is c/o Jasper Ventures Inc., 2309 Nevada Boulevard, Charlotte, North Carolina 28273.

	Number of	Percentage
	Shares	of Shares
	Beneficially	Beneficially
Name and Address of Beneficial Owner	Owned (1)	Owned (2)

Brad C. Glosson	4,248,011	9.60%
James G. Martin, Ph.D.	380,001	*
William Cave	200,000	*
James Dolan	—	—
Andrew Green	100,002	*
K. Wesley M. Jones	4,125,934	9.33%
John Turton	3,626,427	8.20%
Buster Glosson	3,563,457	8.06%

All directors and executive officers as a group: (5 persons)	4,928,014	11.14%

*	Less than 1% of outstanding shares.

(1)	Unless otherwise indicated, includes shares owned by a spouse, minor children and relatives sharing the same home, as well as entities owned or controlled by the named person. Also includes shares if the named person has the right to acquire those shares within 60 days after October 6, 2009 by the exercise of any warrant, stock option or other right. Unless otherwise noted, shares are owned of record and beneficially by the named person.

(2)	The total number of shares outstanding used in calculating this percentage is 44,235,028, the number of shares outstanding as of October 6, 2009.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
AND DIRECTOR INDEPENDENCE
Under applicable SEC rules, this section describes any transaction that has occurred since January 1, 2007, or any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeds $120,000, and in which our officers, directors and certain other “related persons” as defined in the SEC rules had or will have a direct or indirect material interest. We believe that all of these transactions were on terms as favorable as could have been obtained from unrelated third parties.
Employment Agreement with Certain Stockholder
In connection with Mr. Turton’s appointment as our Executive Vice President, Research and Development based in Ashburton, New Zealand and Charlotte, North Carolina, we entered into an employment agreement with him on March 26, 2007. Subject to earlier termination, the agreement provides for an annual base salary of $200,000 NZD, or approximately $147,000 USD, during the first year of employment with an automatic increase to $240,000 NZD, or approximately $171,000 USD, for the second year and an increase to $280,000 NZD, or approximately $176,000 USD, for the third year. Mr. Turton is also eligible for consideration of an annual performance bonus at the sole discretion of our Chief Executive Officer and to participate in other profit sharing or bonus plan as appropriate. Under this agreement, Mr. Turton’s employment may be terminated with three months prior notice by either party or without notice by us in the case of serious misconduct. In addition, the agreement provides that Mr. Turton will receive two times his annual base salary upon a change of control or sale of substantially all of our assets to an unrelated third party during the period of his employment.
Under the agreement, we paid Mr. Turton approximately $147,180 USD in 2007 and $142,900 USD in 2008.
Stock Issuances in Private Offerings
Between January 2009 and June 2009, we raised $4.3 million from the sale of convertible notes to former and current officers and directors. These convertible notes — consisting of convertible notes sold during the first six months of 2009 to William Cave, our Chief Financial Officer, in the amount of $200,000; Mr. Green, an executive officer, in the amount of $100,000; General Glosson, a former director and 5% owner, in the amount of $1.0 million; Ed Weisiger, a former director, in the amount of $2.0 million; and William Beck, a former director, in the amount of $1.0 million — were subsequently converted to 4,300,000 shares of common stock during the third quarter of 2009.
In September 2009, we sold a total of 80,000 shares of our common stock to Dr. Martin, our director, for $80,000 in cash.
Each of the foregoing sales of unregistered securities was made pursuant to an exemption from registration requirements provided by Section 4(2) of the Securities Act of 1933, as amended, and Regulation D promulgated under that section. These securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.
Stock Repurchases
In late 2008, in contemplation of establishing an equity incentive plan without diluting our existing members, we repurchased a total of 700,000 shares of common stock from two former directors, General Glosson (291,600 shares) and Mr. Jones (116,800 shares), and our current Chief Executive Officer, Mr. Glosson (291,600 shares). Subsequently, these 700,000 shares were issued to convert a portion of the $3.0 million of convertible note investment made by General Glosson and Mr. Weisiger during the first six months of 2009.

Transactions with Certain Promoter
Prior to the Merger, there were 6,160,000 shares of Jasper Ventures common stock outstanding. On August 13, 2009, Belmont Partners, LLC (“Belmont”) purchased a total of 5,000,000 shares of Jasper Ventures common stock from the two former directors, Ms. Smith and Mr. Bond. The total of 5,000,000 shares represented approximately 81% of all of the shares of common stock then outstanding.
On September 30, 2009, Former DesignLine acquired the 5,000,000 shares of Jasper Ventures common stock from Belmont in exchange for (a) $300,000 in cash and (b) the obligation to issue a 2% ownership interest in Jasper Ventures based upon our capitalization immediately following the Merger and Consolidation (or 126,385 shares of common stock). Following the Merger, effective October 5, 2009, we (i) cancelled the 5,000,000 shares of Jasper Ventures common stock acquired by Former DesignLine; (ii) issued an aggregate of 5,032,905 shares of Jasper Ventures common stock to the former stockholders of Former DesignLine in exchange for their shares of Former DesignLine common stock at the ratio of every one share of Jasper Ventures common stock for every seven shares of Former DesignLine common stock; and (iii) issued the 126,385 shares of Jasper Ventures common stock to Belmont. These issuances were made pursuant to an exemption from registration requirements provided by Section 4(2) of the Securities Act of 1933, as amended, and Regulation D promulgated thereunder. These securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.
Related Persons Transaction Policy and Procedures
We have not yet adopted formal policies and procedures for the review, approval or ratification of transactions with our officers, directors and certain other “related persons” as defined in the SEC rules. Following the Reincorporation, we intend to adopt a written policy regarding the related person transactions as part of our new corporate governance program and intend that such transactions will on a going-forward basis, be subject to the review, approval or ratification of our board of directors, or an appropriate committee thereof.
Section 16(a) Beneficial Ownership Reporting Compliance
Section 16(a) of the Securities Exchange Act of 1934 requires our directors, executive officers, and persons who own beneficially more than 10% of our outstanding common stock to file with the SEC initial reports of ownership and reports of changes in their ownership of our common stock. Directors, executive officers and greater than 10% stockholders are required by SEC regulations to furnish us with copies of the forms they file. To our knowledge, based solely on a review of the copies of such reports furnished to us, during the fiscal year ended December 31, 2008, our directors, executive officers and greater than 10% stockholders complied with all applicable Section 16(a) filing requirements.

CORPORATE GOVERNANCE
The Board of Directors
Following the Merger and as of the date of this information statement, our board of directors consisted of two members, Mr. Glosson and Dr. Martin. We currently do not have a separately designated compensation committee, nominating and governance committee or audit committee of the board of directors. Consequently, we do not have charters for any of those committees. our board held no formal meetings in 2008, and all proceedings of the board in 2008 were conducted by written consent. We have not yet adopted any policy with regard to board members’ attendance at annual meetings of stockholders. No annual meeting of stockholders was held in 2008.
Following the Reincorporation, we expect that our board will increase to a total of nine members. After the reconstitution of the board, our board intends to establish a compensation committee, nominating and governance committee, audit committee, and executive committee and adopt a written charter for each of these committees. Our board also intends to adopt various policies and procedures as part of our new corporate governance program, including (a) director nomination process and policies for the qualification, identification, evaluation or consideration of director candidates; (b) related person transactions; and (c) a code of business conduct and ethics. Until such time and further determination by the board, the full board will undertake the duties of the audit committee, compensation committee, nominating and governance committee.
Determination of Independent Directors
Shares of our common stock are traded on the OTC Bulletin Board and not on NASDAQ or another national securities exchange. As permitted under applicable SEC rules, we plan to elect to apply listing standards of NASDAQ Marketplace Rules in determining whether our directors are independent. Our board of directors will then evaluate whether each of our directors is “independent” within the meaning of the federal securities laws concerning independence of directors generally and of members of the standing committees and under the NASDAQ listing standards. In making this determination, our board of directors will consider the relationships that each of our directors has with our company and all other facts and circumstances our board of directors deem relevant in determining their independence, including the beneficial ownership of our common stock by each director. We plan to seek one or more new directors so that (a) a majority of our board of directors will consist of independent directors; (b) our audit committee, compensation committee and nominating and governance committee will be composed solely of independent directors; and (c) at least one director will qualify as an “audit committee financial expert.” We cannot provide assurance, however, that we will be able to add members to our board of directors who meet the applicable standards of “independence.”
Stockholder Communications with Directors
The board of directors has established a process for stockholders to send communications to the board of directors. Stockholders may communicate with the board as a group or individually by writing to: The Board of Directors of Jasper Ventures Inc., c/o Chief Executive Officer, Jasper Ventures Inc., 2309 Nevada Boulevard, Charlotte, North Carolina 28273. The Chief Executive Officer may require reasonable evidence that a communication or other submission is made by a Jasper Ventures stockholder before transmitting the communication to the board or board member. On a periodic basis, the Chief Executive Officer will compile and forward all stockholder communications submitted to the board or the individual directors.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

Jasper Ventures Inc.
Dated: October 8, 2009	By:	/s/ Brad C. Glosson
Brad C. Glosson
Chief Executive Officer